Visual Acumen, Inc.

431 Maple Hill Avenue

Newington, CT 06111

August 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Visual Acumen, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-193773

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”),  Visual Acumen, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-193773), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 5, 2014 and subsequently amended on May 1, 2014. The Registration Statement was declared effective on May 9, 2014.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

/s/ Alex McKenna

Alex McKenna

President